FORM N-8F

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see instruction 1 above):

    __  Merger

    X_  Liquidation

    __  Abandonment of Registration
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    __ Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at eh end of the form.)

2. Name of Fund: Washington Investor Plans

3. Securities and Exchange Commission File No.: 811-0828

4. Is this an initial Form N-8F of an amendment to a previously filed Form N-8F?

     X   Initial Application              __ Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

     1101 Vermont Avenue, N.W., Suite 600, Washington, DC  20005

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Michael W. Stockton
      Washington Management Corporation
      1101 Vermont Avenue, N.W., Suite 600
      Washington, DC  20005
      (202) 842-5302

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Washington Management Corporation
      1101 Vermont Avenue, N.W., Suite 600
      Washington, DC  20005
      (202) 842-5302

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one):

     ___  Management Company

     X    Unit Investment Trust; or

     ___  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     __Open End          __Closed-end

10. State law under which the fund was organized or formed:

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     N/A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      N/A - Plan last offered for sale in 1980.

13. If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): None. Plan sponsor was Washington Investors Plans, Inc.

     (b) Trustee's name(s) and address(es): None. Custodian was Capital Bank & Trust Company


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      ___Yes     X  No

If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:

15. (a) did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      ___Yes     X  No

If Yes, state the date on which the board vote took place:

If No, explain: Approval given by Board of Directors of Plan Sponsor. Plan holders in original Plan documents contractually gave sponsor or custodian authority to liquidate.


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        ___Yes   X No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Plans are contractual, no vote is required.

II.  Distributions to Shareholders


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          X Yes   __ No

(a) If Yes, list the date(s) on which the fund made those distributions:

Letters were sent to all Plan holders and the final liquidation occurred over the period November 1, 2004 to April 29, 2005 as Plan holders indicated what action should be taken with respect to their holdings.

(b) Were the distributions made on the basis of net assets?

          X Yes   __ No

(c) Were the distributions made pro rata based on share ownership?


          X Yes   __ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:
      Were any distributions to shareholders made in kind?

         ___Yes   X No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only: Has the fund issued senior securities?

        ___Yes    ___ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         X Yes    __ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         ___Yes   X No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         ___Yes   X No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

        ___Yes    ___ No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        ___Yes    X No

If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: None

(ii) Accounting expenses: None

(iii) Other expenses (list and identify separately): None

(iv) Total expenses (sum of lines (i)-(iii) above): None - Should any expenses occur, they will be borne by Plan Sponsor

(b) How were those expenses allocated? N/A

(c) Who paid those expenses? N/A

(d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        ___Yes   X No


If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         ___Yes   X No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          ___Yes   X No

If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                          VERIFICATION

   The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Washington Investor Plans, (ii) he or she is the Secretary of Washington Investor Plans and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

/S/ Michael W. Stockton, Secretary